UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

IDM PHARMA, INC.

(Name of Subject Company)

IDM PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449394105

(CUSIP Number of Class of Securities)

Timothy P. Walbert

President and Chief Executive Officer

IDM Pharma, Inc.

9 Parker, Suite 100

Irvine, CA 92618

(949) 470-4751

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

L. Kay Chandler, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000	Barbara L. Borden, Esq. COOLEY GODWARD KRONISH LLP 4401 Eastgate Mall San Diego, CA 92121-9109 (858) 550-6000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on May 26, 2009, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on May 29, 2009, Amendment No. 2 to the Schedule 14D-9 filed with the SEC on June 2, 2009 and Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 18, 2009 (as amended from time to time, the “Schedule 14D-9”) by IDM Pharma, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Jade Subsidiary Corporation, a Delaware corporation (“Offeror”) and wholly owned subsidiary of Takeda America Holdings, Inc., which is a New York corporation and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“TPC”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company at a price of $2.64 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 4.

The Company is filing this Amendment No. 4 to file as an exhibit to the Schedule 14D-9 a press release announcing TPC’s and the Company’s support for the Bone Cancer Research Trust’s annual Bone Cancer Awareness Week.

Item 9. Exhibits.

Item 8 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Joint Press Release, dated June 19, 2009, issued by Takeda Pharmaceutical Company Limited and IDM Pharma, Inc.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDM Pharma, Inc.

	By:	/s/ Robert J. De Vaere
	Name:	Robert J. De Vaere
	Title:	Senior Vice President, Finance and Administration and Chief Financial Officer
Dated: June 19, 2009

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